FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 28, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated October 28, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: October 28, 2003

Exhibit 1.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

P.O. Box 10147

#1460-701 West Georgia Street

Vancouver, BC   V7Y 1C6

2.  Date of Material Change:

October 28, 2003

3.  News Release:

  News release was disseminated via Canada News Wire

4.

Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) is pleased to announce its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc. has recently entered into several licensing and affiliate agreements with third parties in regards to its multi-player software.  The Company is also planning to offer in the near future a full suite of new games to existing and future licensees.

Currently the Company is in advanced negotiations with several larger and widely recognized operators who are interested in licensing the Company’s Software.  The Company is hopeful that it will be in a position to announce the results of such negotiations in due course.

As far as the Company’s integration with Real Time Gaming’s licensees (“RTG’s licensees”), the first RTG licensee is expected to “go live” within days with the rest of RTG’s licensees to follow shortly thereafter.

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 28th day of October, 2003.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

SCHEDULE “A”

NEWS RELEASE

October 28, 2003

LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) is pleased to announce its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc. has recently entered into several licensing and affiliate agreements with third parties in regards to its multi-player software.  The Company is also planning to offer in the near future a full suite of new games to existing and future licensees.

Currently the Company is in advanced negotiations with several larger and widely recognized operators who are interested in licensing the Company’s Software.  The Company is hopeful that it will be in a position to announce the results of such negotiations in due course.

As far as the Company’s integration with Real Time Gaming’s licensees (“RTG’s licensees”), the first RTG licensee is expected to “go live” within days with the rest of RTG’s licensees to follow shortly thereafter.

Las Vegas President and C.E.O. Jake Kalpakian states; “The Company has recently experienced an increased interest in its software from third parties, some of whom are very well known established operators.”  Mr. Kalpakian further adds; “While the Company will continue to build traditional games, its primary focus will still be developing games that cater to specialized gaming interests and markets.  To that extent, the Company has recently commenced several overseas initiatives to complement its’ business strategies.”

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O.BOX 10147, #1460 – 701 West Georgia Street

Vancouver, B.C.  V7Y 1C3

Tel: (6040 681-0204  Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.